UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: September 6, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release

Exhibit 99.1

Perfect World to Invest in a Venture Capital Fund

Beijing China (September 5, 2011) - Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced that one of its consolidated entities has recently entered into a definitive agreement to invest in a venture capital fund (the “Fund”) to be formed by such entity and one or several general partners unrelated to Perfect World. The Fund will primarily focus on investing in companies with high-growth potentials in the technology, media and telecommunications (“TMT”) sector and will be managed by such general partner(s). Perfect World has agreed to invest a total of approximately RMB643.5 million in the Fund as a limited partner over a nine-year period.

“We are very pleased to start the process to invest in a TMT-focused venture capital fund,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “We believe our extensive knowledge in the industry and our own growth experience will enable us to better analyze and capture the significant market opportunities. We’re also excited about the potential synergies we can achieve with our portfolio companies through this venture capital fund, which we believe will help us further build up our user base and strengthen our online platform.”

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals” and “Heaven Sword and Dragon Saber;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, Perfect World’s games have been licensed to leading game operators in a number of countries and regions in Asia, Latin America and the Russian Federation and other Russian speaking territories. Perfect World also generates revenues from game operations in North America, Europe and Japan. Perfect World plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Perfect World’s Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Vice President, Investor Relations & Corporate Communications

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Teal Willingham

Tel: +86-10-5826-4727

Fax: +86-10-5826-4838

Email: twillingham@christensenir.com

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